

Mailstop 4631

April 13, 2017

Trevor S. Lang
Executive Vice President and Chief Financial Officer
FDO Holdings, Inc.
2233 Lake Park Drive
Smyrna, Georgia 30080

> **Re:** **FDO Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 7, 2017**
> **File No. 333-216000**

Dear Mr. Lang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Consolidated Financial Information, page 57

1.   Please expand footnotes 1 and 3 to the pro forma consolidated statement of income to provide sufficient information to allow an investor to recalculate the amounts impacting the adjustments to interest expense, which would include the amount of debt and interest rate. Please refer to Article 11-02(b)(6) of Regulation S-X. Further, please disclose the effect on income of a 1/8 percent variance in interest rates.

2.   Please expand footnote 2 to disclose the per share fair value of the options to be granted, the total amount of compensation expense to be recognized, and the vesting terms.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. You may contact Kate McHale, Staff Attorney at (202) 551-3464 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction